CONFIDENTIAL

November 15, 2011

VIA EDGAR

Mr. W. John Cash
Branch Chief
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

RE:    PulteGroup, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 10, 2011
Response Letter Dated August 18, 2011
File No. 1-09804

Dear Mr. Cash:

The following is our response to your comment letter dated September 20, 2011 relating to the above referenced filing of PulteGroup, Inc. filed with the United States Securities and Exchange Commission (“SEC”). For ease of review, we have reproduced the Staff's comments below in bold and our replies follow in a lighter font.

We would welcome the opportunity to discuss any questions you may have regarding this response at your convenience.

Very truly yours,

/s/ Robert T. O'Shaughnessy

Robert T. O'Shaughnessy
Executive Vice President and Chief Financial Officer

PulteGroup, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304-2950
248-647-2750 248-433-4598 (Fax)

PulteGroup, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

1.
We have considered your responses to our comments and the supplemental CODM materials you have furnished. Please note our view that the receipt of materials by the CODM indicates that such information is used by the CODM to make informed decisions regarding resource allocations and to assess performance. Based on the CODM materials you have provided, it appears to us that, at the very least, your 23 “Divisions” represent your operating segments as defined in ASC 280-10-50-1. Please provide us an aggregation analysis of your Divisions that incorporates the criteria outlined in ASC 280-10-50-11. It may be helpful to explain to us the relative weighting you ascribe each factor.

Please note our view that geographic proximity would appear to be a significant factor in any aggregation analysis, considering the nature of your industry.

We note your view regarding the determination of our operating segments. In applying the criteria outlined in ASC 280-10-50-11, we considered the following (repeated from our response dated July 8, 2011 for ease of reference):

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Nature of the products and services - We are engaged in the acquisition and development of land and the construction of residential housing on such land within the United States. Our Divisions offer similar products, including single family detached and attached housing. One of our key strategic initiatives is to continue standardizing and reducing the number of floor plans and home designs offered to our customers nationally.

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Nature of the production processes - All Divisions employ similar processes for constructing homes and follow national construction standards. Construction work is generally performed by independent contractors under similar contracts. We also enter into many national purchasing contracts that standardize our materials and pricing across our Homebuilding operations.

•
Type or class of customer for products and services - We construct and sell homes to individual customers throughout the United States and service the majority of major customer groups, including first-time, move-up, and active adult customers. We develop communities and construct homes targeted towards these major customer groups using a standardized process to segment potential customers into well-defined buyer profiles.

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Methods used to distribute products or provide services - We sell homes using company sales personnel and model homes generally located on-site at local communities. We also employ various national marketing and customer relations programs, including standardized processes for sales practices, communication with the customer throughout the construction process, and post-sale customer satisfaction surveys.

•
Regulatory environment - We operate in a regulatory environment that is substantially similar across our operations. For example, sales personnel are required to follow federal Real Estate Settlement Procedures Act and Fair Housing Act guidelines and many of our land development and construction activities are subject to the same federal rules and regulations. While each community is subject to the requirements of local municipal authorities, the approval processes for plan development, permitting, and house construction are similar across all geographies.

PulteGroup, Inc.

We have provided on a supplemental basis under separate cover the requested aggregation of our Homebuilding operations into reportable segments based on the view that each of our Divisions represents an operating segment. Based on the similarities across our Homebuilding operations and consistent with the SEC's expressed views, we believe our proposed aggregation, which considers geographic proximity as a significant factor, provides an appropriate presentation of our Homebuilding operations in accordance with ASC 280.

We intend to adopt this revised segment presentation in conjunction with our Form 10-K for the year ending December 31, 2011, including reclassification of applicable segment information for all prior periods presented.

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